UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

AMERICAN DEPOSITORY SHARES

EACH REPRESENTING ONE HUNDRED ORDINARY SHARES

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Rosie Yu

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 447773 10 2

1	Name of Reporting Persons Granite Global Ventures (Q.P.) L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 238,456 ADS representing 23,845,600 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 238,456 ADS representing 23,845,600 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,456 ADS representing 23,845,600 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (3)

14	Type of Reporting Person* PN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., and 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Granite Global Ventures L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 238,456 ADS representing 23,845,600 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 238,456 ADS representing 23,845,600 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,456 ADS representing 23,845,600 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (3)

14	Type of Reporting Person* PN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., and 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Granite Global Ventures L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 238,456 ADS representing 23,845,600 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 238,456 ADS representing 23,845,600 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,456 ADS representing 23,845,600 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (3)

14	Type of Reporting Person* CO

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., and 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Granite Global Ventures III L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* PN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons GGV III Entrepreneurs Fund L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* PN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons Granite Global Ventures III L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* CO

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons Scott B. Bonham

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,409 ADS representing 162,340,900 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.40% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P., 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada and Thomas K. Ng are members of the investment committees for both Granite Global Ventures L.L.C. and Granite Global Ventures III, L.L.C. and share voting and dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Joel D. Kellman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,409 ADS representing 162,340,900 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.40% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P., 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada and Thomas K. Ng are members of the investment committees for both Granite Global Ventures L.L.C. and Granite Global Ventures III, L.L.C. and share voting and dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Hany M. Nada

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,409 ADS representing 162,340,900 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.40% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P., 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada and Thomas K. Ng are members of the investment committees for both Granite Global Ventures L.L.C. and Granite Global Ventures III, L.L.C. and share voting and dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Thomas K. Ng

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,623,409 ADS representing 162,340,900 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,409 ADS representing 162,340,900 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.40% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P., 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada and Thomas K. Ng are members of the investment committees for both Granite Global Ventures L.L.C. and Granite Global Ventures III, L.L.C. and share voting and dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Jixun Foo

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons Glenn Solomon

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons Jenny Lee

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,384,953 ADS representing 138,495,300 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,953 ADS representing 138,495,300 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.31% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 29,705 ADS representing 2,970,500 ordinary shares held by GGV III Entrepreneurs Fund L.P., and 1,355,248 ADS representing 135,524,800 ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures III L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

1	Name of Reporting Persons Ray A. Rothrock

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 238,456 ADS representing 23,845,600 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 238,456 ADS representing 23,845,600 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,456 ADS representing 23,845,600 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., and 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

1	Name of Reporting Persons Anthony Sun

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 238,456 ADS representing 23,845,600 ordinary shares (2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 238,456 ADS representing 23,845,600 ordinary shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,456 ADS representing 23,845,600 ordinary shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (3)

14	Type of Reporting Person* IN

(1)

This Schedule is filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures L.L.C., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Ray A. Rothrock, Anthony Sun, and Ms. Jenny Lee (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 234,450 American Depository Shares (ADS) representing 23,445,000 ordinary shares held by Granite Global Ventures (Q.P.) L.P., and 4,006 ADS representing 400,600 ordinary shares held by Granite Global Ventures L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

(4)

In addition, Granite Global Ventures (Q.P.) L.P. holds 11 ordinary shares (representing a fractional 0.11 ADS) and Granite Global Ventures L.P. holds 4 ordinary shares (representing a fractional 0.04 ADS) for an aggregate total of 15 ordinary shares (representing a fractional 0.15 ADS).

CUSIP No. 447773 10 2

Introductory Note:  This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2008 (the “Original Schedule 13D”), and is being filed on behalf of the Reporting Persons (as defined herein) with respect to the American Depository Shares (“ADS”), each ADS representing one hundred ordinary shares (“Ordinary Shares”), of Hurray! Holding Co., Ltd. (the “Issuer”), to report the disposition of a portion of Ordinary Shares in the form of ADS by certain Reporting Persons.  As of December 31, 2008, there are 21,933,437.4 ADS, representing 2,193,343,740 Ordinary Shares, of the Issuer outstanding, as set forth in the Issuer’s Form 20-F filed with the Commission on June 26, 2009.  Accordingly, the number of securities beneficially owned by certain Reporting Persons has decreased.

Items 3, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth.  All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1.	Security and Issuer

(a)           This statement relates to the ADS each representing one hundred Ordinary Shares of the Issuer.

(b)           The address of the Issuer’s principal executive office is 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

Item 2.	Identity and Background

(a)           The name of the reporting persons are Granite Global Ventures L.P. (“GGV ”), Granite Global Ventures (Q.P.) L.P. (“GGV QP”), Granite Global Ventures III L.P. (“GGV III”), GGV III Entrepreneurs Fund L.P. (“GGV III Entrepreneurs”), Granite Global Ventures L.L.C., (“GGV LLC”), Granite Global Ventures III L.L.C. (“GGV III LLC”) (collectively, the “GGV Entities”), Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Juxon Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively with the GGV Entities, the “Reporting Persons”).  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit A.  GGV, GGV QP, GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV LLC and GGV III LLC are limited liability companies organized under the laws of the State of Delaware.  GGV LLC is the General Partner of GGV and GGV QP.  GGV III LLC is the General Partner of GGV III and GGV III Entrepreneurs.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, and Thomas K. Ng are members of the investment committee of GGV LLC.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Ms. Jenny Lee are members of the investment committee of GGV III LLC.

(b)           The business address for GGV, GGV QP, GGV III, GGV III Entrepreneurs, GGV LLC, GGV III LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

                The business address for Messrs. Ray A. Rothrock and Anthony Sun is 3340 Hillview Ave., Palo Alto, CA 94304.

(c)           Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, and Thomas K. Ng are managing members and investment committee members of GGV LLC.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Ms. Jenny Lee are managing members and investment committee members of GGV III LLC.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

                The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jiixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

                Messrs. Ray A. Rothrock and Anthony Sun are managing members of Venrock Associates and investment committee members of GGV LLC.  The address for Messrs. Ray A. Rothrock and Anthony Sun is 3340 Hillview Ave., Palo Alto, CA 94304.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 447773 10 2

(e)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            GGV, GGV QP, GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV LLC and GGV III LLC are limited liability companies organized under the laws of the State of Delaware.  Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the United States of America.  Mr. Scott B. Bonham is a Canadian citizen.  Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

124,492,960 Ordinary Shares, in the form of ADS were purchased by GGV QP for an aggregate consideration of $3,588,252 of its working capital.  2,127,220 Ordinary Shares, in the form of ADS were purchased by GGV for an aggregate consideration of $61,312 of its working capital.  127,911,000 Ordinary Shares, in the form of ADS were purchased by GGV III for an aggregate consideration of $4,889,877 of its working capital.  2,846,800 Ordinary Shares, in the form of ADS were purchased by GGV III Entrepreneurs for an aggregate consideration of $108,288 of its working capital.

Since the date of the Original Schedule 13D, 7,613,800 Ordinary Shares, in the form of ADS were purchased by GGV III for an aggregate consideration of $122,956 of its working capital, and 123,700 Ordinary Shares, in the form of ADS were purchased by GGV III Entrepreneurs for an aggregate consideration of $2,068 of its working capital.

On July 27, 2009, GGV QP and GGV sold an aggregate of 102,774,565 Ordinary Shares in the form of ADS (the “Disposed Shares”).

GGV QP, GGV, GGV III, and GGV III Entrepreneurs received the funds through contributions of capital from their respective limited partners.  No part of any purchase by the aforementioned entities was financed with borrowed funds.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.

On July 27, 2009, GGV QP, GGV, GGV LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Ray A. Rothrock and Anthony Sun (collectively, the “Sellers”) sold the Disposed Shares pursuant to the tender offer of the Ordinary Shares of the Issuer (the “Tender Offer”) as described in the Schedule TO-T filed with the Commission on June 16, 2009, as subsequently amended on July 15, 2009 and July 22, 2009, by Shanda Music Group Limited (“Shanda Music”) and Shanda Interactive Entertainment Limited.  Accordingly, the number of securities beneficially owned by the Sellers has decreased.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer,

CUSIP No. 447773 10 2

including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following information with respect to the ownership of the ADS of the Issuer by the persons filing this Statement is provided as of August 18, 2009:

	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Granite Global Ventures (Q.P.) L.P.	234,450	0	238,456	0	238,456	238,456	1.09%

Granite Global Ventures L.P.	4,006	0	238,456	0	238,456	238,456	1.09%

Granite Global Ventures L.L.C.	0	0	238,456	0	238,456	238,456	1.09%

Granite Global Ventures III L.P.	1,355,248	0	1,384,953	0	1,384,953	1,384,953	6.31%

GGV III Entrepreneurs Fund L.P.	29,705	0	1,384,953	0	1,384,953	1,384,953	6.31%

Granite Global Ventures III L.L.C.	0	0	1,384,953	0	1,384,953	1,384,953	6.31%

Joel D. Kellman	0	0	1,623,409	0	1,623,409	1,623,409	7.40%

Scott B. Bonham	0	0	1,623,409	0	1,623,409	1,623,409	7.40%

Hany M. Nada	0	0	1,623,409	0	1,623,409	1,623,409	7.40%

Thomas K. Ng	0	0	1,623,409	0	1,623,409	1,623,409	7.40%

Jixun Foo	0	0	1,384,953	0	1,384,953	1,384,953	6.31%

Glenn Solomon	0	0	1,384,953	0	1,384,953	1,384,953	6.31%

Jenny Lee	0	0	1,384,953	0	1,384,953	1,384,953	6.31%

Ray A. Rothrock	0	0	238,456	0	238,456	238,456	1.09%

Anthony Sun	0	0	238,456	0	238,456	238,456	1.09%

(1)  This percentage is calculated based upon 21,933,437.4 ADS (representing 2,193,343,740 ordinary shares) of the Issuer outstanding as set forth in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 26, 2009.

CUSIP No. 447773 10 2

Item 5(c).     Since the date of the Original Schedule 13D, the Sellers sold the following shares to Shanda Music on July 27, 2009 in accordance with the terms of the Tender Offer:

Security Type	GGV	GGV QP	Total Shares	Price per Share
ADS	17,266.00	1,010,479.00	1,027,745.00	$4.00
Ordinary (1)	16	49	65	$0.04
ADS accepted in tender	17, 266.16	1,010,479.49	1,027,745.65	$4.00

(1) GGV LP sold 16 Ordinary Shares (representing a fractional .16 ADS) and GGV QP sold 49 Ordinary Shares (representing a fractional .49 ADS) for an aggregate sale of 65 Ordinary Shares (representing a fractional .65 ADS)

Item 5(d).     No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 5(e).     As of the date hereof, GGV QP, GGV, GGV LLC, and Messrs. Ray A Rothrock and Anthony Sun ceased to be the beneficial owners of more than 5 percent of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2009	GRANITE GLOBAL VENTURES (Q.P.) L.P.
GRANITE GLOBAL VENTURES L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES III L.P.
GGV III ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES L.L.C.

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES III L.L.C.

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	By:	/s/ Ray A. Rothrock
Ray A. Rothrock

August 18, 2009	By:	/s/ Anthony Sun
Anthony Sun

August 18, 2009	By:	/s/ Scott B. Bonham
Scott B. Bonham

August 18, 2009	By:	/s/ Joel D. Kellman
Joel D. Kellman

August 18, 2009	By:	/s/ Hany M. Nada
Hany M. Nada

August 18, 2009	By:	/s/ Thomas K. Ng
Thomas K. Ng

August 18, 2009	By:	/s/ Jixun Foo
Jixun Foo

August 18, 2009	By:	/s/ Glenn Solomon
Glenn Solomon

August 18, 2009	By:	/s/ Jenny Lee
Jenny Lee

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

August 18, 2009	GRANITE GLOBAL VENTURES (Q.P.) L.P.
GRANITE GLOBAL VENTURES L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES III L.P.
GGV III ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES L.L.C.

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	GRANITE GLOBAL VENTURES III L.L.C.

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

August 18, 2009	By:	/s/ Ray A. Rothrock
Ray A. Rothrock

August 18, 2009	By:	/s/ Anthony Sun
Anthony Sun

August 18, 2009	By:	/s/ Scott B. Bonham
Scott B. Bonham

August 18, 2009	By:	/s/ Joel D. Kellman
Joel D. Kellman

August 18, 2009	By:	/s/ Hany M. Nada
Hany M. Nada

August 18, 2009	By:	/s/ Thomas K. Ng
Thomas K. Ng

August 18, 2009	By:	/s/ Jixun Foo
Jixun Foo

August 18, 2009	By:	/s/ Glenn Solomon
Glenn Solomon

August 18, 2009	By:	/s/ Jenny Lee
Jenny Lee